FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of
January, 2011

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE YE2010

ENDESA CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE YEAR ENDED DECEMBER 31st, 2010

Highlights for the Period

Summary

➢   Consolidated physical sales declined by 5.4% to 56,641 GWh, mainly in Colombia, Argentina and Chile, mainly due to the earthquake that impacted the central-south region of the country on February 2010, the sixth largest recorded worldwide. Despite of which, operating revenues grew by 0.7% compared to 2009, reaching Ch$ 2,435,382 million, as a result of a combination of lower energy sales that more than compensated by higher prices.

➢   Procurement and services costs reached Ch$ 1,191,328 million showed a 22.0% increase as a result of higher costs of energy purchases, greater use of fuel for thermal generation and higher cost of transportation compared to the same period 2009, mainly in Chile.

➢   Earnings attributable to shareholders of Endesa Chile were Ch$ 533,556 million, 14.9% lower when compared to the same period last year.

➢   EBITDA reached Ch$ 1,070,438 million, down 14.8% from the Ch$ 1,257,072 million accounted on December 2009.

➢   The financial result improved by 29.9% or Ch$ 51,077 million compared to December 2009, mainly due to lower financial expenses and exchange rate differences.

➢   Investments in related companies resulted in Ch$ 91,674 million income. This represents a decrease of 6.9% compared to the same period of 2009, mainly explained by a reduction in the net income of Endesa Brasil and GNL Quintero.

➢   Consolidated hydroelectric generation declined by 13.3% or 4.652 GWh in 2010, mainly during the last two quarters in Chile and in the first two quarters in Colombia.

➢   In Chile, EBITDA decreased by Ch$ 185,774 million, mainly due to:

•           Greater energy purchases of Ch$ 87,062 million.

•           Lower revenues coming from energy sales of Ch$ 62,882 million.

•           The above was partially offset by lower amortizations and impairment loses by Ch$ 55,304 million.

➢   In Colombia, EBITDA increased by Ch$ 10,791 million, mainly due to:

•           Lower energy purchases cost of Ch$ 19,191 million.

•           Higher revenues from energy sales of Ch$ 6,019 million.

•           The above partially offset by the increase in the cost of fuels due to higher consumption by Ch$ 7,208 million.

➢   In Peru, EBITDA declined by Ch$ 5,919 million due to:

•           Higher fuel consumption of Ch$ 4,982 million.

•           Higher energy purchase costs of Ch$ 4,833 million.

•           The above partially offset by lower other operational expenses of Ch$ 4,510 million.

PRESS RELEASE YE2010

➢   In Argentina, EBITDA fell by Ch$ 5,732 million due to:

•           Greater cost by fuels consumption of Ch$ 62,694 million.

•           Partially offset by larger energy sales of Ch$ 52,318 million and higher other operating incomes by Ch$ 3,462 million.

FINANCIAL SUMMARY

➢  The average interest rate, an important cost factor, rose from 6.5% to 7.7%, in line with the general increase in interest rates on both the international and local markets. There has also been an important inflationary effect in local debt indexed to inflation rate (UF).

➢  The consolidated debt was US$ 3,775 million as of December 31, 2010, a reduction of 9.5% from December 2009.

➢  The financial expenses coverage ratio improved from 6.7 to 7.5 times in 2010.

➢  Liquidity, a key factor for our financial management, continues to show a solid position, as shown below:

•         Consolidated cash and cash equivalents: US$ 710 million.

•         Committed credit lines: US$ 509 million available on the local and international markets, of which US$ 200 million mature in the short term.

•         Uncommitted credit lines: US$ 220 million available to Endesa Chile in the Chilean capitals market.

➢  Coverage and protection:

Endesa Chile has continued to keep a strict control over its liquidity, both at the parent level and in its subsidiaries, using hedge instruments to protect the cash flows from risks arising from fluctuations in exchange and interest rates. The following is a detail of the derivative instruments used as of December 31, 2010:

•         Interest-rate swaps for US$ 287 million, to fix the interest rate.

•         Cross-currency swaps for US$ 414 million and forwards for US$ 15 million, to reduce the exchange risk.

The above instruments are constantly evaluated and adjusted according to relevant macroeconomic variables, in order to obtain more efficient levels of protection.

Market Summary

➢  During 2010, the Chilean Selective Share Price Index (IPSA) showed an important increase of 37.6%, over performing when compared to other international stock markets indexes, which have also shown a positive trend during this year, as follows: Bovespa: 1.0%, UKX: 9.0%, S&P 500: 12.8%, Dow Jones Industrials: 11.0% and FTSE 250: 24.2% (all yields measured in local currencies).

➢  Endesa Chile’s shares price in the local market increased 1.6% during 2010. Consistently with the Chilean peso appreciation of 7.7% during 2010 and the local price performance, Endesa Chile’s ADRs price increased 11.8%.

➢  In addition, during this year, Endesa Chile continued to be among the most traded companies at the Santiago Stock Exchange, with an average daily trading of US$ 11.2 million in 2010.

PRESS RELEASE YE2010

Source: Santiago Stock Exchange

Risk Rating Classification Information

➢  Endesa Chile’s international and domestic credit ratings have been upgraded in the first quarter of 2010, due to Company’s improvements in its liquidity position and lower leverage. The positive perspectives on operational and credit profile of Endesa Chile have been reflected in the upgrades received by Fitch Ratings and Standard & Poors for our international ratings and by Feller Rate and Fitch Rating for our domestic rating.

➢  Current ratings are further supported by our well diversified asset portfolio, strong credit metrics, adequate debt structure and solid liquidity. Endesa Chile’s geographic diversification through Latin America provides us a natural hedge against different regulations and weather conditions. Most of our operating subsidiaries are financially strong and have leading market positions in the countries where they operate.

➢  Additionally, on December 22, Moody's confirmed Endesa Chile’s Baa3 senior unsecured rating under review for possible upgrade, which was placed on September 29th.

The current risk classifications are:

➢  International Ratings:

Endesa Chile	S&P	Moody’s	Fitch
Corporate	BBB+ / Stable	Baa3 / (+) Revision	BBB+ / Stable

➢  Domestic Ratings (for securities issued in Chile):

Endesa Chile	Feller Rate	Fitch
Shares	1st Class Level 1	1st Class Level 1
Bonds	AA / Stable	AA / Stable

PRESS RELEASE YE2010

Table of Contents

Summary	1
FINANCIAL SUMMARY	2
Market Summary	2
Risk Rating Classification Information	3
TABLE OF CONTENTS	4
GENERAL INFORMATION	5
SIMPLIFIED ORGANIZATIONAL STRUCTURE	5
MARKET INFORMATION	6
EQUITY MARKET	6
DEBT MARKET	8
CONSOLIDATED INCOME STATEMENT ANALYSIS	9
NET INCOME	9
OPERATING INCOME	10
NET FINANCIAL RESULT	10
OTHER RESULTS AND TAXES	10
CONSOLIDATED BALANCE SHEET ANALYSIS	11
ASSETS	11
LIABILITIES AND SHAREHOLDER'S EQUITY	12
DEBT MATURITY WITH THIRD PARTIES	13
EVOLUTION OF KEY FINANCIAL RATIOS	14
CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS	15
CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENDESA CHILE	16
CAPEX AND DEPRECIATION	16
ARGENTINA	17
CHILE	19
COLOMBIA	21
PERU	22
MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE	23
SUSTAINABILITY AND THE ENVIRONMENT	27
BOOK VALUE AND ECONOMIC VALUE OF ASSETS	28
OPERATING INCOME BY SUBSIDIARY	29
BUSINESS INFORMATION OF CHILEAN OPERATIONS	30
BUSINESS INFORMATION OF FOREIGN OPERATIONS	31
BRAZIL	32
CONFERENCE CALL INVITATION	36

PRESS RELEASE YE2010

General Information

(Santiago, Chile, Wednesday 26th, January 2011) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended December 31st, 2010. All figures are in Chilean pesos (Ch$) and in accordance to International Financial Reporting Standards (IFRS). Variations refer to the period between December 31st, 2009 and December 31st, 2010.

Figures as of December 31st, 2010 are additionally translated into US dollars, merely as a convenience translation, using the exchange rate of US$1 = Ch$468.01 as of December 31st, 2010 for the Balance Sheet, and the average exchange rate for the period of US$1 = Ch$510.22 for the Income Statement, Cash Flow Statements, Capex and Depreciation values.

Endesa Chile’s consolidated financial statements for such period include all of its Chilean subsidiaries (*), as well as its jointly-controlled companies or affiliates (GasAtacama, HidroAysén and Transquillota), Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A.), its Colombian subsidiary (Emgesa S.A. E.S.P.) and its Peruvian subsidiary (Edegel S.A.A.).

In the following pages you will find a detailed analysis of financial statements, and a brief explanation for most important variations and comments on main items in the P&L and Cash Flow Statements compared to the information as of December 31st, 2009.

*    Endesa Chile’s subsidiaries in Chile are Endesa Eco, Celta, Pangue, Pehuenche, San Isidro, Ingendesa, Enigesa and Túnel El Melón.

Simplified Organizational Structure

PRESS RELEASE YE2010

Market Information

Equity Market

New York Stock Exchange (NYSE)

The chart below shows the performance of Endesa Chile’s ADR (“EOC”) price at the NYSE, compared to the Dow Jones Industrials and the Dow Jones Utilities indexes over the last 12 months:

Return for the period: 11.8%

Source: Bloomberg

Santiago Stock Exchange (BCS) - Chile

The chart below shows the performance of Endesa Chile’s Chilean stock price over the last 12 months compared to the Chilean Selective Share Price Index (IPSA):

Return for the period: 1.6%

PRESS RELEASE YE2010

Source: Bloomberg

Madrid Stock Exchange (Latibex) - Spain

The chart below shows Endesa Chile’s share price (“XEOC”) at the Latibex over the last 12 months compared to the local Stock Index (IBEX):

Return for the period: 18.5%

Source: Bloomberg

PRESS RELEASE YE2010

Debt Market

Yankee Bonds Price Evolution

The following chart shows the pricing of three of our Yankee Bonds over the last twelve months compared to the iShares iBoxx Investment Grade Corporate Bond Fund Index:

Source: Bloomberg

(*) IShares Iboxx Corporate Investment Grade Bonds Fund is an exchange traded fund incorporated in the U.S.A. The Index measures the performance of a fixed number of investment grade corporate bonds.

PRESS RELEASE YE2010

Consolidated Income Statement Analysis

Net Income

Net Income attributable to Endesa Chile’s shareholders as of December 2010 was Ch$ 533,556 million, representing a 14.9% decrease over the same period of 2009, which was Ch$ 627,053 million.

Table 1

CONSOLIDATED INCOME STATEMENT	(Million Ch$)				(Thousand US$)
	2009	2010	Var 2009-2010	Chg %	2010
Sales	2,406,368	2,397,945	(8,423)	(0.4%)	4,699,825
Energy sales	2,346,027	2,341,244	(4,783)	(0.2%)	4,588,696
Other sales	12,085	21,964	9,879	81.7%	43,048
Other services	48,255	34,736	(13,519)	(28.0%)	68,080
Other operating income	12,552	37,438	24,886	198.3%	73,376
Revenues	2,418,919	2,435,382	16,463	0.7%	4,773,201

Power purchased	(164,313)	(236,937)	(72,625)	(44.2%)	(464,383)
Cost of fuel consumed	(587,064)	(634,777)	(47,713)	(8.1%)	(1,244,125)
Transportation expenses	(173,035)	(228,036)	(55,001)	(31.8%)	(446,937)
Other variable procurements and services	(51,734)	(91,577)	(39,843)	(77.0%)	(179,485)
Procurements and Services	(976,146)	(1,191,328)	(215,182)	(22.0%)	(2,334,930)

Contribution Margin	1,442,773	1,244,055	(198,719)	(13.8%)	2,438,271

Work on non-current assets	732	10,127	9,395	1,283.6%	19,848
Employee expenses	(75,564)	(80,066)	(4,502)	(6.0%)	(156,925)
Other fixed operating expenses	(110,869)	(103,677)	7,192	6.5%	(203,201)
Gross Operating Income (EBITDA)	1,257,072	1,070,438	(186,635)	(14,8%)	2,097,992
Depreciation and amortization	(196,142)	(179,008)	17,134	8.7%	(350,845)
Impairment losses	(44,000)	(706)	43,293	98.4%	(1,384)
Operating Income	1,016,931	890,724	(126,207)	(12.4%)	1,745,764

Net Financial Income	(170,794)	(119,717)	51,078	29.9%	(234,637)
Financial income	25,316	10,083	(15,233)	(60.2%)	19,762
Financial expenses	(188,368)	(142,256)	46,112	24.5%	(278,813)
Income (Loss) for indexed assets and liabilities	9,275	(3,163)	(12,438)	(134.1%)	(6,199)
Foreign currency exchange differences, net	(17,017)	15,619	32,636	191.8%	30,612
Gains	31,785	33,104	1,319	4.1%	64,881
Losses	(48,803)	(17,485)	31,318	64.2%	(34,269)
Net Income From Related Comp. Cons. by the Prop. Eq. Method	98,458	91,674	(6,784)	(6.9%)	179,675
Net Income From Other Investments	(90)	273	363	402.1%	534
Net Income From Sales of Assets	65	1,621	1,556	2,395.6%	3,178

Net Income Before Taxes	944,569	864,575	(79,994)	(8.5%)	1,694,514
Income Tax	(172,468)	(179,964)	(7,496)	(4,3%)	(352,719)
NET INCOME ATTRIBUTABLE TO:	772,100	684,611	(87,490)	(11.3%)	1,341,795
Shareholders of the Company	627,053	533,556	(93,498)	(14.9%)	1,045,737
Minority Interest	145,047	151,055	6,008	4.1%	296,058

Earning per share (Ch$ /share and US$ / ADR)	76.5	65.1	(11.4)	(14.9%)	3.8

PRESS RELEASE YE2010

Operating Income

The operating income as of December 31, 2010 was Ch$ 890,724 million, 12.4% less than the Ch$ 1,016,931 million reported at December 2009. The main cause of this reduced result was the higher costs of energy purchases in Chile, and higher fuel costs in Chile and Argentina.

EBITDA, or gross operating income, was Ch$ 1,070,438 million as of December 31, 2010, implying a reduction of 14.8% compared to the same period of 2009. This doesn’t include the contribution of the investment in Endesa Brasil which is not consolidated in Endesa Chile, and which contribution to its earnings is booked as the share of net profit of associates accounted for using the equity method.

Operating Revenues and costs, detailed by business line for the periods ending December 31st, 2010 and 2009 are:

Table 2

	Chile				Argentina				Colombia
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	2009	2010		2010	2009	2010		2010	2009	2010		2010
Operating Revenues	1,408,649	1,365,105	(3.1%)	2,675,523	296,578	352,358	18.8%	690,601	500,964	507,516	1.3%	994,700
% of consolidated	58.2%	56.1%		56.1%	12.3%	14.5%		14.5%	20.7%	20.8%		20.8%
Operating Costs	(761,529)	(848,455)	(11.4%)	(1,662,920)	(253,627)	(309,956)	(22.2%)	(607,495)	(250,153)	(245,978)	1.7%	(482,103)
% of consolidated	54.3%	54.9%		54.9%	18.1%	20.1%		20.1%	17.8%	15.9%		15.9%

Operating Income	647,120	516,650	(20.2%)	1,012,603	42,951	42,402	(1.3%)	83,106	250,811	261,537	4.3%	512,597

	Peru				Consolidated				Cons. Foreign Subs. Adj.
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	2009	2010		2010	2009	2010		2010	2009	2010		2010
Operating Revenues	213,625	211,261	(1.1%)	414,058	2,418,919	2,435,382	0.7%	4,773,201	(897)	(858)	4.4%	(1,681)
% of consolidated	8.8%	8.7%		8.7%	100.0%	100.0%			(0.0%)	(0.0%)		(0.0%)
Operating Costs	(137,576)	(141,127)	(2.6%)	(276,600)	(1,401,989)	(1,544,659)	(10.2%)	(3,027,437)	897	858	(4.4%)	1,681
% of consolidated	9.8%	9.1%		9.1%	100.0%	100.0%			(0.1%)	(0.1%)		(0.1%)

Operating Income	76,049	70,134	(7.8%)	137,458	1,016,931	890,724	(12.4%)	1,745,764	-	-

Net Financial Result

The company’s net financial result as of December 2010 amounted to negative Ch$ 119,717 million, a 29.9% improvement regarding December 2009 when it was a negative Ch$ 170,794 million. The main changes in this result were due to reduced financial expenses of Ch$ 46,112 million, principally due to lower financial cost in Colombia and Peru, and lower level of debt. In addition there was a gain of Ch$ 15,619 million in exchange differences as of December 2010, compared to a net loss of Ch$ 17,017 million accounted in December 2009, mainly in Chile as a result of the lower devaluation of peso against the dollar which affected the asset denominated in dollars, and in Argentina due to the conversion into dollars of the FONINVEMEN collection rights.

This was partially offset by a loss of Ch$ 12,438 million from the indexation of debt denominated in Unidades de Fomento in Chile as a result of higher inflation, and reduced financial income of Ch$ 15,233 million.

Other Results and Taxes

The results of the participation in related companies amounted to Ch$ 91,674 million as of December 2010, a reduction of 6.9% compared to December 2009. This result mainly reflects the proportional participation in the results of the associate company Endesa Brasil S.A., whose contribution amounted to Ch$ 90,667 million.

Income taxes rose by 4.3%, the equivalent of Ch$ 7,496 million, compared to December 2009.

PRESS RELEASE YE2010

Consolidated Balance Sheet Analysis

Assets

Table 3

ASSETS	(Million Ch$)				(Thousand US$)
	As of Dec. 31, 2009	As of Dec. 31, 2010	Var 2009-2010	Chg %	As of Dec. 31, 2010

CURRENT ASSETS
Cash and cash equivalents	446,438	333,270	(113,168)	(25.3%)	712.100
Other current financial assets	1,536	72	(1,464)	(95.3%)	154
Other current non-financial assets	9,069	6,626	(2,443)	(26.9%)	14,157
Trade accounts receivable and other receivables	331,586	250,679	(80,907)	(24.4%)	535,626
Accounts receivable from related companies	69,161	79,032	9,872	14.3%	168,869
Inventories	40,180	42,140	1,960	4.9%	90,040
Current tax receivable	44,392	81,208	36,816	82.9%	173,518
Total Current Assets	942,361	793,027	(149,335)	(15.8%)	1,694,465

Other non-current financial assets	4,142	28,296	24,154	583.2%	60,460
Other non-current non-financial assets	11,938	10,885	(1,054)	(8.8%)	23,257
Non-current receivables	66,716	126,461	59,745	89.6%	270,210
Investments in associates accounted for using the equity method	574,097	581,743	7,646	1.3%	1,243,015
Intangibles assets apart from increased value	42,639	44,355	1,716	4.0%	94,773
Increased value	105,545	100,085	(5,460)	(5.2%)	213,853
Property, plant and equipment	4,326,989	4,253,907	(73,083)	(1.7%)	9,089,350
Deferred tax assets	94,924	96,114	1,190	1.3%	205,367
Total Non-Current Assets	5,226,991	5,241,845	14,854	0.3%	11,200,284

TOTAL ASSETS	6,169,353	6,034,872	(134,481)	(2.2%)	12,894,750

The Company’s Total Assets decreased by Ch$ 134,481 million as of December 31, 2010, compared to 2009, mainly due to:

➢  Current assets declined by Ch$ 149,335 million, equivalent to 15.8% mainly due to:

❖  Reduction in cash and cash equivalents of Ch$ 113,168 million, mainly due to reduced placements in time deposits, repos, and trade account receivable by Ch$ 80,907 million, offset by an increase in tax receivables of Ch$ 36,816 million,

➢  The above was compensated by an increase in non-current assets of Ch$ 14,854 million, equivalent to 0.3%, explained by:

❖  Increase in other non-current financial assets by Ch$ 24,154 million, basically due to an increase in hedged instruments; an increase in collection rights in Argentina (FONINVEMEM) by Ch$ 59,745 million, compensated by a decrease in property, plant and equipment by Ch$ 73,083 million.

PRESS RELEASE YE2010

Liabilities and Shareholder’s Equity

Table 4

LIABILITIES AND SHAREHOLDERS' EQUITY	(Million Ch$)				(Thousand US$)
	As of Dec. 31, 2009	As of Dec. 31, 2010	Var 2009-2010	Chg %	As of Dec. 31, 2010

Other current financial liabilities	348,549	252,709	(95,840)	(27.5%)	539,964
Trade accounts payable and other payables	373,872	377,478	3,606	1.0%	806,559
Accounts payable to related companies	90,554	223,039	132,485	146.3%	476,568
Provisions	33,393	44,557	11,164	33.4%	95,206
Current tax payable	123,945	52,742	(71,203)	(57.4%)	112,695
Current post-employment benefit obligations	3,449	2,703	(746)	(21.6%)	5,776
Other current non-financial liabilities	7,340	7,762	422	5.8%	16,585
Total Current Liabilities	981,102	960,990	(20,112)	(2.0%)	2,053,353

Other non-current financial liabilities	1,807,699	1,538,650	(269,049)	(14.9%)	3,287,644
Non-current liabilities	7,570	3,738	(3,831)	(50.6%)	7,988
Provisions	20,161	20,919	758	3.8%	44,697
Deferred tax liabilities	347,877	347,010	(867)	(0.2%)	741,458
Non-current post-employment benefit obligations	28,231	28,653	422	1.5%	61,224
Other non-current non-financial liabilities	21,712	30,085	8,373	38.6%	64,282
Total Non-Current Liabilities	2,233,249	1,969,055	(264,194)	(11.8%)	4,207,292

SHAREHOLDERS' EQUITY
Issued share capital	1,331,714	1,331,714	-	0.0%	2,845,482
Retained earnings (losses)	1,106,819	1,442,314	335,495	30.3%	3,081,803
Additional paid-in capital	206,009	206,009	-	0.0%	440,180
Other equity changes	-	-	-		-
Other Reserves	(575,456)	(603,550)	(28,094)	(4.9%)	(1,289,610)

Equity Attributable to Shareholders of the Company	2,069,086	2,376,487	307,401	14.9%	5,077,855
Equity Attributable to Minority Interest	885,916	728,340	(157,576)	(17.8%)	1,556,249
Total Shareholders' Equity	2,955,002	3,104,827	149,825	5.1%	6,634,104

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	6,169,353	6,034,872	(134,481)	(2.2%)	12,894,750

The Company’s Total Liabilities experienced a decrease of Ch$ 134,481 million compared to December 2009, mainly because:

➢  Current liabilities fell by Ch$ 20,112 million, equivalent to 2.0%, mainly explained by:

❖  Reduction in other current financial liabilities of Ch$ 95,840 million, mainly due to the repayment of bank loans and the payment of interest on bonds of Ch$ 158,210 million, partially offset by the interest accrued and the drawing of new loans in subsidiaries, and the transfer of long-term debt to short term by Emgesa (bonds) and Endesa Costanera (Mitsubishi) of Ch$ 61,243 million.

❖  Reduction in current tax liabilities of Ch$ 71,203 million following the payment made in April 2010.

❖  The above compensated by increase in accounts payable to related companies of Ch$ 132,485 million, mainly due to trading current accounts and minimum dividend.

➢  Non-current liabilities decreased by Ch$ 264,194 million, equivalent to 11.8%, mainly explained by:

❖  Reduction in other non-current liabilities of Ch$ 269,049 million, principally in Endesa Chile due to the repayment of loans in dollars of Ch$ 111,217 million, and the effect of a lower exchange rate relating to these of Ch$ 38,290 million. The above is compensated in Endesa Chile by the effects of

PRESS RELEASE YE2010

derivatives and bonds in U.F. for Ch$ 3,703 million and Ch$ 4,738 million respectively. Foreign subsidiaries also report repayments of bank loans and obligations for approximately Ch$ 107,304 million, reclassifications from the long to short term in Emgesa of Ch$ 35,273 million, and offset by the drawing of new obligations of approximately Ch$ 28,910 million.

❖  Equity increased by Ch$ 149,825 million with respect to December 2009. The controllers’ equity increased by Ch$ 307,401 million which is mainly explained by the result for the period of Ch$ 533,556 million. This was offset by the provision of the minimum dividend of Ch$ 160,067 million and the reduction in the translation reserve of Ch$ 53,180 million.

Minority interest declined by Ch$ 157,576 million due to the net translation effects and the minorities’ result.

Debt Maturity with Third Parties

Table 5
(Million US$)	2011	2012	2013	2014	2015	Balance	Total
Chile	61	47	422	159	222	1,172	2,084
Endesa Chile (*)	61	47	422	159	222	1,172	2,084
Argentina	148	60	31	31	27	-	298
Costanera	80	42	25	28	27	-	201
Chocón	68	19	7	3	-	-	97
Hidroinvest	0	-	-	-	-	-	0
Peru	80	70	49	48	32	158	438
Edegel	80	70	49	48	32	158	438
Colombia	231	159	-	74	131	360	954
Emgesa	231	159	-	74	131	360	954
TOTAL	520	336	503	313	413	1,691	3,775

Table 5.1
(Million Ch$)	2011	2012	2013	2014	2015	Balance	Total
Chile	28,586	22,001	197,364	74,624	103,922	548,629	975,127
Endesa Chile (*)	28,586	22,001	197,364	74,624	103,922	548,629	975,127
Argentina	69,209	28,254	14,719	14,653	12,795	-	139,631
Costanera	37,291	19,465	11,579	13,086	12,795	-	94,215
Chocón	31,787	8,789	3,140	1,568	-	-	45,285
Hidroinvest	131	-	-	-	-	-	131
Peru	37,656	32,714	23,096	22,624	15,196	73,875	205,162
Edegel	37,656	32,714	23,096	22,624	15,196	73,875	205,162
Colombia	108,110	74,198	-	34,460	61,183	168,666	446,617
Emgesa	108,110	74,198	-	34,460	61,183	168,666	446,617
TOTAL	243,562	157,167	235,180	146,361	193,096	791,171	1,766,537

(*) Includes: Endesa Chile, Pangue, Pehuenche, San Isidro, Celta and Túnel El Melón

PRESS RELEASE YE2010

Evolution Of Key Financial Ratios

Table 6
Indicator	Unit	2009	2010	Var 2009-2010	Chg %
Liquidity	Times	0.96	0.83	(0.13)	(13.5%)
Acid ratio test *	Times	0.91	0.78	(0.13)	(14.3%)
Working capital	Million Ch$	(38,740)	(167,963)	(129,223)	(333.6%)
Working capital	Thousand US$	(82,777)	(358,888)	(276,111)	(333.6%)
Leverage **	Times	1.09	0.94	(0.15)	(13.8%)
Short-term debt	%	30.5	32.8	2.28	7.5%
Long-term debt	%	69.5	67.2	(2.28)	(3.3%)
* (Current assets net of inventories and prepaid expenses) / Current liabilities
** Total debt / (equity + minority interest)

Table 6.1
Indicator	Unit	2009	2010	Var 2009-2010	Chg %
Financial expenses coverage*	Times	6.41	8.25	1.84	28.7%
Op. income / Op. rev.	%	42.04	36.57	(5.47)	(13.0%)
ROE **	%	34.19%	24.00%	(10.2%)	(29.8%)
ROA **	%	12.02%	11.22%	(0.8%)	(6.7%)
* EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)
** Annualized figures

Liquidity index as of December 31th, 2010 was 0.83 times, a 13.5% decrease compared to December 2009. Despite this reduction, this ratio shows the Company’s solid liquidity position, meeting its obligations with banks and financing its investments with cash surpluses and having a satisfactory debt repayment schedule.

The acid test ratio is 0.78 times, a 14.3% decrease over December 2009, basically explained by the reduction in cash and cash equivalents, and the higher accounts payable to related companies.

Leverage ratio was 0.94 as of December 2010, reflecting a 13.8% decrease over December 2009.

PRESS RELEASE YE2010

Consolidated Statements of Cash Flows Analysis

Table 7
CASH FLOW	(Million Ch$)				(Thousand US$)
	2009	2010	Var 2009-2010	Chg %	2010

Net Income	772,100	684,611	(87,490)	(11.3%)	1,341,795

Adjustments to Reconcile to Operating Income
Taxes Payable	172,468	179,964	7,496	4.3%	352,719
Decrease (increse) in inventories	(794)	(874)	(80)	(10.1%)	(1,713)
Decrease (increase) in trade accounts receivable	13,388	(76,456)	(89,844)	(671.1%)	(149,850)
Decrease (increase) in other operating accounts receivable	(25,316)	(10,083)	15,233	60.2%	(19,762)
Decrease (increase) in trade accounts payable	(130,366)	(12,216)	118,151	90.6%	(23,942)
Decrease (increase) in other operating accounts payable	165,777	139,998	(25,778)	(15.6%)	274,388
Depreciation and amortization	196,142	179,008	(17,134)	(8.7%)	350,845
Impairment losses	44,000	706	(43,293)	(98.%)	1,384
Provisions	3,249	(496)	(3,745)	(115.3%)	(971)
Unrealized foreign currency exchange differences	17,017	(15,619)	(32,636)	(191.8%)	(30,612)
Adjustments for undistributed profits of associates	(98,458)	(91,674)	6,784	6.9%	(179,675)
Other non-cash	51,002	140,166	89,163	174.8%	274,716
Other Adjustments	-	-	-		-
Total adjustments to Reconcile to Operating Income	408,110	432,425	24,315	6.0%	847,526
Dividends paid	-	-	-		-
Payments of interest	-	-	-		-
Income tax proceeds (payments)	(184,640)	(261,341)	(76,701)	(41.5%)	(512,213)
Other inflows (outflows)	-	-	-		-

NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	995,570	855,694	(139,876)	(14.0%)	1,677,108

Net Cash Flows provided by (used in) Investing Activities
Cash flows used for obtaining control of subsidiaries or other businesses	(208,922)	(88,980)	119,943	57.4%	(174,395)
Loans to related companies	(8,975)	(125,667)	(116,692)	(1300.2%)	(246,299)
Proceeds from sales of property, plant and equipment	4,807	1,463	(3,343)	(69.6%)	2,868
Purchase of property, plant and equipment	(315,590)	(254,609)	60,980	19.3%	(499,019)
Acquisitions of intangible assets	(412)	(4,180)	(3,769)	(915.7%)	(8,193)
Acquisitions of other long-term assets	-	(263)	(263)		(516)
Proceeds from prepayments reimbursed and third party loans	-	-	-		-
Proceeds from dividends	75,348	54,218	(21,130)	(28.0%)	106,264
Proceeds from interest received	2,441	1,525	(916)	(37.5%)	2,989
Other investment proceeds (disbursements)	9,848	-	(9,848)	(100.0%)	-
NET CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES	(441,455)	(416,493)	24,962	5.7%	(816,301)

Cash Flows provided by (used in) Financing Activities
Long-term loans obtained	356,838	152,550	(204,287)	(57.2%)	298,990
Proceeds from loans from related companies	11,436	162,244	150,808	1318.7%	317,989
Payments of loans	(671,426)	(436,075)	235,351	35.1%	(854,680)
Repayments of liabilities for financial leases	(3,172)	(22,261)	(19,089)	(601.8%)	(43,630)
Payments on loans from related companies	(58,538)	-	58,538	(100.0%)	-
Dividends paid	(321,098)	(303,502)	17,596	5.5%	(594,845)
Payments of interest	(114,393)	(118,988)	(4,595)	(4.0%)	(233,209)
Other financing proceeds (payments)	-	18,141	18,141		35,555
NET CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	(800,353)	(547,890)	252,463	31.5%	(1,073,832)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS BEFORE EFFECTS OF FOREIGN EXCHANGE RATE VARIATIONS	(246,239)	(108,689)	137,549	55.9%	(213,025)

Effects of foreign exchange rate variations on cash and cash equivalents	(26,541)	(4,479)	22,062	83.1%	(8,778)
Net Increase (Decrease) in Cash and Cash Equivalents	(272,780)	(113,168)	159,611	58.5%	(221,803)
Beginning balance of cash and cash equivalents	719,218	446,438	(272,780)	(37.9%)	874,992
Ending Balance of Cash and Cash Equivalents	446,438	333,270	(113,168)	(25.3%)	653,189

The company generated a negative cash flow of Ch$ 108,689 million in the period, which can be broken down as follows:

Operating activities generated a positive cash flow of Ch$ 855,694 million, representing a 14.0% decrease over December 2009. This flow mainly comprises the net income for the period of Ch$ 684,611 million.

Investing activities generated a negative flow of Ch$ 416,493 million, mainly due to acquisitions of property, plant and equipment for Ch$ 254,609 million.

Financing activities generated a negative flow of Ch$ 547,890 million. This was mainly generated by loan repayments for Ch$ 436,075 million, interest payments for Ch$ 118,988 million and dividends paid for Ch$ 303,502 million, partially offset by payment of loans from related companies by Ch$ 162,244 million.

PRESS RELEASE YE2010

Cash Flow Received From Foreign Subsidiaries by Endesa Chile

Table 8
Cash Flow (Thousand US$)	Interest Received		Dividends Received		Capital Reductions		Others		Total Cash Received
	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010
Argentina	147	1,586	164	8,772	-	-	-	-	311	10,358
Peru	-	-	15,316	45,809	-	-	-	-	15,316	45,809
Brazil	-	-	69,228	87,764	-	-	-	-	69,228	87,764
Colombia	-	-	29,156	126,839	-	59,463	-	-	29,156	186,302
Total	147	312	113,864	269,185	-	59,463	-	-	114,011	330,234

Capex and Depreciation

Table 9
	Payments for Additions of Fixed Assets			Depreciation
	Million Ch$		Thousand US$	Million Ch$		Thousand US$
	2009	2010	2010	2009	2010	2010
Endesa Chile	203,892	172,711	338,503	59,414	47,480	93,057
Endesa Eco	52,390	20,493	40,164	1,672	6,635	13,004
Pehuenche	410	260	509	12,180	8,520	16,698
San Isidro	2,737	6,086	11,927	8,926	8,746	17,141
Pangue	619	243	477	4,381	3,836	7,519
Celta	4,115	2,146	4,206	2,610	2,680	5,253
Enigesa	295	102	200	99	210	411
Ingendesa	227	93	182	209	168	329
Túnel El Melón	-	-	-	-	35	69
Easa	21,375	17,624	34,542	22,643	17,459	34,218
Emgesa	19,881	31,259	61,265	35,943	35,476	69,530
Generandes Perú	7,110	7,452	14,606	38,003	38,004	74,485
Transquillota	2,129	-	-	322	318	624
Hidroaysen	12,733	3,673	7,200	55	49	96
Gas Atacama	2,938	3,330	6,527	6,317	5,772	11,312
Total	315,590	254,609	499,019	192,773	175,386	343,122

PRESS RELEASE YE2010

Argentina

In Argentina, operating income for the year 2010 was Ch$ 42,402 million, nearly the same as the year before due to reduced depreciation and impairment losses of Ch$ 5,184 million, compensated to a large degree by the reduced operating margin.

The EBITDA of the operations in Argentina reached Ch$ 59,861 million, 8.7% lower than the year before, explained by the increase in procurement and services costs which rose by 28.4%, mainly due to the higher cost of fuel consumption. This was partially offset by greater sales revenues due to a 28.5% the increase in the average sale price which more than compensated an 8.3% reduction in sales volumes.

The effect of converting the financial statements from the Argentine peso to the Chilean peso in both periods produces a reduction in Chilean pesos of 13.6% in December 2010 with respect to December 2009.

Endesa Costanera

The operating income of Costanera amounted to Ch$ 10,840 million in 2010, an increase of 147.5% over 2009. This result is mainly explained by other operating revenues.

Sales revenues rose by 27.6% though physical sales declined by 3.2%, explained by a 30.7% increase in the company’s average energy sale price. The increase in procurement and services costs of Ch$ 59.534 million was, mainly due to a 34.8% increase in the cost of fuel, compensated the Ch$ 63,810 million in larger revenues.

Table 10
Endesa Costanera	Million Ch$				Thousand US$
	2009	2010	Var 2009-2010	Chg%	2010
Operating Revenues	231,422	295,231	63,810	27.6%	578,636
Procurement and Services	(190,815)	(250,349)	(59,534)	(31.2%)	(490,670)
Contribution Margin	40,606	44,882	4,276	10.5%	87,966
Other Costs	(17,368)	(19,690)	(2,323)	(13.4%)	(38,592)
Gross Operating Income (EBITDA)	23,239	25,192	1,953	8.4%	49,374
Depreciation and Amortization	(18,859)	(14,352)	4,507	23.9%	(28,128)
Operating Income	4,380	10,840	6,460	147.5%	21,246
Figures may differ from those accounted under Argentine GAAP.

Table 10.1
Endesa Costanera	2009	2010	Var 2009-2010	Chg%
GWh Produced	8,172	7,965	(207)	(2.5%)
GWh Sold	8,284	8,018	(266)	(3.2%)
Market Share	7.9%	7.2%	(0.7) pp.

PRESS RELEASE YE2010

El Chocón

The generation of El Chocón was 21.3% lower than last year due to lower hydroelectric availability, as a result of the control over reservoir operations to levels limited by basin. Operating income therefore fell by 18.2% and EBITDA decreased by an equal proportion due to Ch$ 8,125 million of reduced revenues from physical sales.

Table 11
El Chocón	Million Ch$				Thousand US$
	2009	2010	Var 2009-2010	Chg%	2010
Operating Revenues	65,298	57,173	(8,125)	(12.4%)	112,055
Procurement and Services	(17,724)	(17,475)	249	1.4%	(34,250)
Contribution Margin	47,574	39,698	(7,876)	(16.6%)	77,805
Other Costs	(5,090)	(4,940)	150	2.9%	(9,682)
Gross Operating Income (EBITDA)	42,484	34,758	(7,727)	(18.2%)	68,123
Depreciation and Amortization	(3,784)	(3,107)	677	17.9%	(6,090)
Operating Income	38,700	31,651	(7,050)	(18.2%)	62,033
Figures may differ from those accounted under Argentine GAAP.

Table 11.1
El Chocón	2009	2010	Var 2009-2010	Chg%
GWh Produced	3,783	2,975	(807)	(21.3%)
GWh Sold	4,122	3,361	(761)	(18.5%)
Market Share	3.9%	3.0%	(0.9) pp,

Most important changes in the market

•           Reservoir operations continue to be controlled by the dispatch organism (OED) in order to preserve the large volume of water stored for its future use. Dispatch is therefore made while maintaining minimal distributions of flows per basin.

•           During December 2010, demand for electricity was the highest in Argentina’s history, with 10,126 GWh, despite the cuts that affected thousands of users in the last days of the year.  Demand was driven in the last month of the year by the increased temperatures (approx. 3º C above the level for 2009) and the country’s greater economic activity.

•           On November 25, the national energy authority and the generators signed an agreement to manage and operate projects, increase the availability of thermal generation and adapt generation remuneration for the period 2008-2011. Its Note 8486/2010 instructs CAMMESA to use the outlines of the agreement and other general ones established in the same note to manage the agreement, calculations regarding the control of availability and the remuneration of the thermal generation of the signatories.

Market Risk Analysis

•           Hydrological Situation: The El Chocón reservoir ended 2010 with a water level of 378.72 masl (meters above sea level), equivalent to 1,437 GWh stored, which was lower than the 380.56 masl at the end of the previous year (i.e. around 270 GWh less stored). The contributions of the Comahue basin were on average about 69% of the historic average during the year 2010.

•           Demand in the year 2010 was 110,767 GWh, which represents a 5.9% growth over the year before (104,592 GWh).

PRESS RELEASE YE2010

Chile

The operating income of the electricity business in Chile for 2010 amounted to Ch$ 512,769 million, a reduction of 19.9% compared to the previous year. Physical sales were 2.1% down on 2010, mainly due to the lower electricity demand in Chile after the earthquake that took place on February 27th, 2010, while average prices expressed in pesos fell by 2.6%. The latter is explained by lower sales on the spot market due to poorer hydrology, partially compensated by higher sales to regulated and free customers which showed a substantial recovery in demand by the end of 2010 compared to 2009.

The reduced operating income also reflected a 30.3% increase in procurement and services costs, mainly explained by larger energy purchases and increased transportation costs.

The above led the EBITDA of the business in Chile, or gross operating income, to reach Ch$ 597,149 million as of December 2010 compared to Ch$ 780.225 million in December 2009.

Table 12
Chilean Electricity Business	Million Ch$				Thousand US$
	2009	2010	Var 2009-2010	Chg%	2010
Operating Revenues	1,373,231	1,345,371	(27,860)	(2.0%)	2,636,844
Procurement and Services	(511,522)	(666,388)	(154,867)	(30.3%)	(1,306,081)
Contribution Margin	861,709	678,982	(182,727)	(21.2%)	1,330,764
Other Costs	(81,484)	(81,834)	(350)	(0.4%)	(160,389)
Gross Operating Income (EBITDA)	780,225	597,149	(183,076)	(23.5%)	1,170,375
Depreciation and Amortization	(140,185)	(84,379)	55,806	39.8%	(165,378)
Operating Income	640,040	512,769	(127,271)	(19.9%)	1,004,997

Table 12.1
Chilean Electricity Business	2009	2010	Var 2009-2010	Chg%
GWh Produced	22,239	20,914	(1,326)	(6.0%)
GWh Sold	22,327	21,847	(479)	(2.1%)
Market Share	42.1%	39.8%	(2.3) pp,

Most important changes in the market

  On January 18, 2011, President Piñera signed the final text of the regulation governing emissions of particle matter, nitrogen oxide and sulfur dioxide at thermal generating plants, which will come into effect starting on 2012. Regarding emissions of nitrogen oxide and sulfur dioxide, existing generating units and those declared under construction have four years to meet the parameters indicated in the standard if they are located in areas of high pollution, and those that aren’t located in those areas, will have a five year term to comply with the new standards. With respect to particle matter, companies must adjust to the new regulations within two and a half years (from the date the regulation was published in the Official Gazette).
  In accordance with Law 20,417, the new environmental institution, the Ministry of the Environment, began to operate on October 1, and covers the Environmental Evaluation Service and the Superintendency of the Environment.
  GNL Quintero successfully completed the reliability and performance tests of its regasification plant, a condition precedent for the declaration of the date of the plant’s commercial operations, established for January 1st, 2011.

PRESS RELEASE YE2010

Market risk analysis

  During the hydrological year from April to December 2010, the probability of energy flow exceedance was 84.0%, which places it as a dry year.
  As a result of the reduced hydrology, the average spot energy price on the SIC, measured in Alto Jahuel, increased from US$ 104.3 MWh to US$ 149.2 MWh from 2009 to 2010. The maximum average monthly price was in December, at US$ 203.4 MWh, and the minimum average monthly price was in January, at US$ 114.2 MWh. In the SING, the average spot price of energy rose from US$ 105.3 MWh to US$ 120.1 MWh.
  Total energy sales in Chile (SIC + SING) for the year 2010 were 54,935 GWh, representing a growth of 3.5% over the year before (53,057 GWh). The SIC rose by 4.4% and the SING by 1.0%.

Investments

•         As a result of the earthquake of February 27, 2010, which seriously affected Chile’s Bío-Bío Region, the start-up of the Bocamina II plant, which was under construction, was postponed from its original start-up date of December 2010. The severity of the earthquake caused problems to the works, and a detailed inspection to evaluate the impacts was carried out, mainly to the boiler, the crane bridge and the siphon works. Endesa’s estimates that the plant’s commercial start-up will take palce during the second half of 2011.

•         Among the projects under study by Endesa Chile is HidroAysén; which is currently going through environmental approval. The project consists on the construction of five hydroelectric plants of 2,750 MW total capacity, whose average generation would reach 18,430 GWh per year. Endesa Chile has a 51% shareholding in this company and Colbún S.A. holds the remaining 49%. Regarding the progress of the environmental qualification process, the Environmental Assessment Service (SEA) was received and published on its web site on November 25. The third consolidated report of answers (ICSARA 3) was extended to April 15, 2011.

PRESS RELEASE YE2010

Colombia

Emgesa

The operating income of our operation in Colombia amounted to Ch$ 261,537 million in 2010, 4.3% greater than 2009. The main effect comes from a reduction in procurement and services costs of Ch$ 7,404 million, mainly due to lower energy purchase costs more than compensated by the higher cost of fuel purchases, as a result of lower hydrology in the first half of 2010.

In addition, there were higher sales revenues of Ch$ 6,551 million, mainly from higher average energy sales prices which more than compensated the 11.8% reduction in physical sales.

EBITDA, or the gross operating income, of Colombia rose by 3.8% in 2010, to Ch$ 298,118 million, mainly explained by reduced procurement and services costs and higher sales revenues.

The effect of converting the financial statements from the Colombian peso to the Chilean peso in both periods produces an increase in Chilean pesos of 2.2% to December 2010 with respect to December 2009.

Table 13
Emgesa	Million Ch$				Thousand US$
	2009	2010	Var 2009-2010	Chg%	2010
Operating Revenues	500,964	507,516	6,551	1.3%	994,700
Procurement and Services	(184,067)	(176,664)	7,404	4.0%	(346,251)
Contribution Margin	316,897	330,852	13,955	4.4%	648,449
Other Costs	(29,569)	(32,734)	(3,164)	(10.7%)	(64,156)
Gross Operating Income (EBITDA)	287,328	298,118	10,791	3.8%	584,293
Depreciation and Amortization	(36,516)	(36,581)	(65)	(0.2%)	(71,696)
Operating Income	250,811	261,537	10,726	4.3%	512,597
Figures may differ from those accounted under Colombian GAAP.

Table 13.1
Emgesa	2009	2010	Var 2009-2010	Chg%
GWh Produced	12,674	11,283	(1,391)	(11.0%)
GWh Sold	16,806	14,817	(1,989)	(11.8%)
Market Share	20.5%	17.9%	(2.6) pp.

Market risk analysis

•         Hydrological risk: The water flows into the SIN in 2010 were 107% of an average year (normal hydrology) despite that first six months showed a deficit (84% of the average). Flows in the second half were near 124% of the average. Although the grid had a year of around the historic average, the flows into our reservoir plants showed a deficit: Guavio was 76% and Betania 82% (both in dry condition). This was compensated by the flows of our plants on the river Bogotá which showed hydrology catalogued as a wet condition (153%). The level of the most representative reservoir for Endesa (Guavio), this was at 74% of maximum capacity as of December 31, 2010, equivalent to 1,581 GWh, 320 GWh above the same level the year before.

•         Accumulated demand for the year 2010 was 56,099 GWh, a rise of 2.6% over 2009 (54,679 GWh).

PRESS RELEASE YE2010

Investments

In Colombia, one the assignment of firm energy obligations process was accomplished for projects to come into operation between December 2014 and November 2019, the Colombian Ministry of Mines and Energy selected Emgesa’s El Quimbo hydroelectric project, with a capacity of 400 MW and an obligation to supply energy of up to 1,650 GWh/year. The term of the contract is 20 years starting on December 2014. On September 20, Emgesa was notified formally of the administrative act issued by the Ministry of the Environment, Housing and Territorial Development, revising the environmental license to adapt to the environmental compensations established for the project. Later, on September 22, an extraordinary board meeting of Emgesa approved the project, the contracting of the main works, the financing and the tax stability contract.

Peru

Edegel

The operating income amounted to Ch$ 70,319 million, representing a 7.5% fall from 2009. This is mainly explained by a increase of Ch$ 8,227 million in fuel consumption and energy purchase costs, principally reflecting the absence of the non-recurring reversal of provisions for energy purchases for distribution customers without contract, booked in 2009, and, to a lesser extent, by higher average energy purchase prices which more than offset the 9.3% reduction in physical purchases.

Revenues in 2010 declined by Ch$ 2,361 million or 1.1%, explained by a 3.3% fall in the average energy sale price associated with the reduction in sales to unregulated customers, partially compensated by larger sales to regulated customers and to the spot market.

The effect of converting the financial statements from the Peruvian sol to the Chilean peso in both periods produces a reduction in Chilean pesos of 2.5% in December 2010 with respect to December 2009.

Table 14
Edegel	Million Ch$				Thousand US$
	2009	2010	Var 2009-2010	Chg%	2010
Operating Revenues	213,625	211,264	(2,361)	(1.1%)	414,064
Procurement and Services	(72,014)	(80,241)	(8,227)	(11.4%)	(157,267)
Contribution Margin	141,611	131,023	(10,588)	(7.5%)	256,797
Other Costs	(27,186)	(22,495)	4,691	17.3%	(44,088)
Gross Operating Income (EBITDA)	114,425	108,528	(5,897)	(5.2%)	212,709
Depreciation and Amortization	(38,213)	(38,209)	4	0.0%	(74,887)
Operating Income	76,212	70,319	(5,893)	(7.7%)	137,822
Figures may differ from those accounted under Peruvian GAAP.

Table 14.1
Edegel	2009	2010	Var 2009-2010	Chg%
GWh Produced	8,163	8,466	303	3.7%
GWh Sold	8,321	8,598	277	3.3%
Market Share	30.7%	29.1%	(1.6) pp,

PRESS RELEASE YE2010

Market risk analysis

•         Hydrological risk: Edegel’s total volume stored in lakes and reservoirs at the end of December 2010 was 171.1 MMm3, which represents 60% of total capacity (20% less than the end of 2009). Flows in the Rimac basin in 2010 were 154% of the historic average (wet category). In this period, the rivers Tulumayo and Tarma maintained flows representing 108% (normal-wet category) and 113% (normal category) of average respectively.

•         Changes in energy sales on the grid: Sales for the year 2010 are 29,553 GWh, representing growth of 8.5% over the previous year (27,082 GWh).

Main Risks associated to the activities of Endesa Chile

Endesa Chile is exposed to certain risks that are managed by applying identification, measurement, dispersion and supervision systems.

The following are the most important of the Company’s basic principles:

➢  To comply with the rules of good corporate governance.

➢  To comply strictly with all Endesa Chile’s regulations.

➢  Each business and corporate area defines:

                                  I.         The markets and products in which they can operate based on their knowledge and sufficient abilities to ensure an effective risk management.

                                II.         Criteria about counterparties.

                              III.         Authorized operators.

➢  The businesses and corporate areas establish for each market in which they operate, their exposure to risk in line with the defined strategy.

➢  All business operations and corporate areas are carried out within the limits approved by the corresponding internal entities.

➢  The businesses, corporate areas, lines of business and companies establish the necessary risk-management controls for ensuring that transactions on the markets are carried out in accordance with the policies, regulations and procedures of Endesa Chile.

Interest Rate Risk

Interest rate variations modify the reasonable value of those assets and liabilities that accrue a fixed interest rate, as well as the future flow of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to balance the debt structure in order to minimize the cost of the debt with a reduced volatility in the statement of results.

Consistent with current interest rate hedging policy, the portion of fixed and/or hedged debt rate to the total net debt was 70% as of December 2010 on a consolidated basis.

Depending on the Endesa Chile’s forecasts and debt structure objectives, hedging transactions take place through contracted derivatives that mitigate this risk. The instruments currently used for following this policy are interest-rate swaps that convert variable into fixed rates.

The financial debt structure of the Endesa Chile Group, by fixed, hedged and variable interest rates, using derivative contracts, is as follows:

PRESS RELEASE YE2010

Exchange Rate Risk

The exchange rate risk is mainly related to the following transactions: foreign currency debts contracted by Endesa Chile’s subsidiaries and affiliate companies, payments made on international markets for the acquisition of projects related materials, revenues directly linked to the evolution of the dollar, and cash flows from subsidiaries to headquarters in Chile.

In order to mitigate exchange rate risks, Endesa Chile’s exchange rate hedging policy is based on cash flows and it strives to maintain a balance between the flows indexed to the dollar and the asset and liability levels in such currency. The objective is to minimize the exposure of cash flows to the risk of exchange-rate fluctuations. Currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy strives to refinance debts in each company’s functional currency.

Commodities Risk

Endesa Chile is exposed to the price fluctuation risk of some commodities, basically fuel purchases for the electricity generation and energy trading transactions in the local markets.

In order to reduce risks of extreme drought situations, the company has designed a trading policy that defines sales commitment levels consistent with its firm energy capacity of its generating power plants in a dry condition, and includes risk mitigation clauses in some contracts with unregulated customers.

Liquidity Risk

Endesa Chile’s liquidity policy consists on contracting long term committed credit facilities and short term financial investments, for the amounts needed to support future estimated needs for a period defined based on the situation and the expectations of debt and capital markets.

As of December 31, 2010, Endesa Chile’s liquidity (cash and cash equivalents) was Ch$ 333,270 million, and Ch$ 144,776 million in long term committed credit facilities.  As of December 31, 2009, the company’s liquidity was Ch$ 446,438 million in cash and cash equivalents and Ch$ 152,130 million in long term committed credit facilities.

Credit Risk

•        Commercial account receivables

Regarding the credit risk on accounts receivable from commercial activities, this risk is historically very low because the short term in which customers have to pay limits the accumulation of very significant individual amounts.

In some countries it is possible to cut off the power supply in the event of non-payment, and almost all the contracts state that payment default is a cause for termination of the contract. The credit risk is therefore monitored constantly and the maximum amounts exposed to payment risk, which as stated above are limited and measured.

PRESS RELEASE YE2010

•        Financial assets

Investments of cash surpluses are made with first-class national and foreign financial entities (with a credit rating equivalent to investment grade), with limits set for each entity.

In selecting the banks for such investments, we considered those having at least 2 investment grade ratings from among the 3 principal international credit-rating agencies (Moodys, S&P and Fitch).

Placements are backed with treasury bonds of the countries where it operates and/or paper issued by top-line banks, giving priority to the former whenever possible and depending on market conditions.

The contracting of derivatives is carried out with highly-solvent entities, resulting in around 90% of transactions being with entities whose rating is “A” or above.

Risk Measurement

Endesa Chile assess the Value at Risk of its positions in debt and financial derivatives in order to ensure that the risk assumed by the Company remains consistent with the risk exposure defined by the management, thus controlling volatility in the statement of results.

The positions portfolio included for the calculations of the present Value at Risk comprises debt and financial derivatives.

The Value at Risk calculated represents the possible loss of value of the portfolio of positions described above in the term of one day with 95% confidence. For this, a study has been made of the volatility of the risk variables that affect the value of the portfolio of positions, including:

➢  US dollar Libor interest rate.

➢  In case of debt, considering the different currencies in which our companies operate, the usual local banking-practice indices.

➢  The exchange rates of the different currencies implied in the calculation.

The calculation of Value at Risk is based on the generation of possible future scenarios (at one day) of market values (both spot and at term) of the risk variables, using the Monte-Carlo methodology. The number of scenarios generated ensures compliance with the simulation’s convergence criteria. For the simulation of future price scenarios, the matrix of volatilities and correlations has been applied between the different risk variables calculated based on the historic logarithmic returns of the price.

Once the price scenarios are generated, the fair value of the portfolio is calculated for each of the scenarios, obtaining a range of possible values at one day. The Value at Risk at one day with 95% confidence is calculated as the percentile of 5% of the possible increases in fair value of the portfolio in one day.

The valuation of the different debt and financial derivative positions included in the calculation has been made consistently with the calculation methodology of the economic capital reported to the management.

Taking into account the above-described hypotheses, the Value at Risk of the above-mentioned positions, shown by type of position, is shown in the following table:

PRESS RELEASE YE2010

Other Risks

Part of Endesa Chile’s debt is subject to cross default provisions. If certain defaults in debt of specific subsidiaries are not remedied within specified grace periods, a cross default could affect Endesa Chile. Additionally, under certain scenarios, debts at the holding company level could be accelerated.

Non-payment, after any applicable grace period, of Endesa Chile debts, or their so-called Relevant Subsidiaries, with an individual principal amount outstanding in excess of US$ 50 million (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million, could give rise to a cross default of two bank revolving debt facilities at Endesa Chile. Furthermore, these debt facilities are also subject to cross acceleration provisions in the event of a default in other Relevant Subsidiary debt, for reasons other than payment default, for events such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million dollars.

On the other hand, non-payment, after any applicable grace period, for any debt of Endesa Chile and its subsidiaries, with a principal amount exceeding US$ 30 million could lead to a mandatory prepayment of its Yankee Bonds.

There are no clauses in the credit agreements by which changes in the corporate or debt classification of these companies from credit rating agencies could trigger prepayments. However, a variation in the risk rating of the foreign currency debt by Standard & Poor's may trigger a change in the applicable margin to determine the interest rate of the syndicated loans signed in 2004 and 2006.

PRESS RELEASE YE2010

Sustainability and the Environment

The Sustainability Report 2009 of Endesa Chile was published in April on the company’s web site and distributed in magnetic form at the ordinary shareholders meeting and to its principal stakeholders. The report earned the highest Global Reporting Initiative rating of A+.

The annual reports of Fundación Pehuén and Endesa Eco were also prepared, and distributed to their principal stakeholders.

During the first half of 2010, pilot stakeholder mapping workshops were held by types of plant (hydroelectric, thermal and wind) as part of the company’s stakeholder engagement strategy. The results of these workshops will be developed into a relationship strategy focused on the key stakeholder at the plant level.

The Corporate Sustainable Development (CSD) tour of Endesa Chile was carried out, implying visits to all the generating plants in Chile by a team consisting of representatives of the environmental and CSD, communications and human resources management areas. The purpose was to present the company’s strategies in these areas to the personnel at their work site and be able to know their concerns and requests in this respect. The tour ended with a meeting in the corporate building with the personnel of Santiago, following which the concerns gathered from all the talks were catalogued and an analysis document was prepared.

Work was carried out on the strategic planning 2011-2013 of the Fundación Pehuén; an activity that seeks to set an action plan for the foundation in facing its new tasks and including the challenge of local engagement, as established in the Sustainability Plan Chile 2009-2012.

The Corporate Sustainable Development training guide was prepared, in its second edition and addressed to all employees of Endesa Chile and to stakeholders who might find it useful as CSD training and learning material.

Progress was reported on the application of the ten principles of the United Nations Global Compact through Endesa Chile’s Communication of Progress (COP). For the fourth consecutive year, the company obtained the highest qualification, for its outstanding response to its commitment.

During the fourth quarter, Endesa Chile received an important distinction in sustainability through the nomination of the Enersis Group (Enersis, Endesa Chile and Chilectra) to the ranking of the Best Companies for Working Parents, carried out annually by Fundación Chile Unido and El Mercurio’s Ya magazine, where it was awarded eighth place among the companies that have the best policies in the area of reconciling work with the family.

In the environment area, the 10th Latin American Meeting of the Environment (X ELMA) was held on July 6 and 7 in Buenos Aires, Argentina, with the presence of representatives of Endesa SA, Endesa Chile, Chilectra and the South American generating subsidiaries.

The Environmental Formation Guide 2010 was published and is being distributed to employees of the companies in South America. It is also planned to publish it on the Intranet of Enersis.

Endesa Chile’s Chilean Environmental Report 2009 was published on the company’s web site in August.

During the last quarter of the year, the environmental management systems (EMS) under Standard ISO 14.001 were certified for the thermal plants Quintero (257 MW), Huasco TG (64 MW) and Diego de Almagro (24 MW), so that at December 31, 2010, all the company’s installed capacity (5,611 MW) now has its EMS certified under this standard.

PRESS RELEASE YE2010

Book Value and Economic Value of Assets

The following can be mentioned with respect to the most important assets:

The property, plant and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation and impairment losses suffered. Properties, plant and equipment, net of their residual value if any, are depreciated on a straight-line basis distributing the cost of the different components over their estimated useful lives, which represent the period during which the companies expect to use them. The estimated useful lives are revised periodically.

The goodwill (on investments or trade funds) generated in the consolidation represents the premium over the cost of acquisition regarding the Group’s participation in the fair value of the assets and liabilities, including identifiable contingent liabilities of a subsidiary on the date of acquisition. The goodwill bought is not amortized but, at the end of each accounting period, an estimate is made as to whether any deterioration has occurred that might reduce its recoverable value to an amount below the recorded net cost, in which case an adjustment is made for deterioration (see Note 3.c of the Financial Statements).

Throughout the fiscal period, and fundamentally at the closing, an evaluation is made to ensure that there is no indication that any asset might have suffered a loss for deterioration. Should such indication be noted, an estimate is made of the recoverable value of such asset to determine the amount of impairment. In the case of identifiable assets that do not generate cash flows independently, the recoverability is estimated of the cash generating unit to which the asset belongs, this being understood to be the smallest identifiable group of assets that generate independent cash inflows.

Assets denominated in foreign currencies are shown at the exchange rate at the end of each period.

Accounts and notes receivable from related companies are shown according to their maturities, in short and long term. The transactions meet conditions of equity similar to those normally prevailing in the market.

In summary, the assets are shown valued according to the financial information reporting standards whose criteria are set out in Note 3 of the Financial Statements.

PRESS RELEASE YE2010

Operating Income by Subsidiary

Summary of operating revenues, operating costs (including other costs) and operating income of every Endesa Chile’ subsidiary, as of December 2009 and 2010 is detailed as follows:

Table 15
	2009			2010
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Costanera	231,422	(227,041)	4,380	295,231	(284,391)	10,840
Chocón	65,298	(26,598)	38,700	57,173	(25,522)	31,651
Investment Vehicles in Argentina	(142)	12	(130)	(46)	(42)	(88)
Edegel	213,625	(137,413)	76,212	211,264	(140,944)	70,319
Investment Vehicles in Peru	-	(164)	(164)	(3)	(183)	(186)
Emgesa	500,964	(250,153)	250,811	507,516	(245,978)	261,537
Consolidation Foreign Subsidiaries Adjustments	(897)	897	-	(858)	858	-
Endesa Chile and Chilean subsidiaries	1,408,649	(761,529)	647,120	1,365,105	(848,455)	516,650
Total Consolidation	2,418,919	(1,401,989)	1,016,931	2,435,382	(1,544,659)	890,724

Table 15.1
	2010
Thousand US$	Operating Revenues	Operating Costs	Operating Income
Costanera	578,636	(557,390)	21,246
Chocón	112,055	(50,022)	62,033
Investment Vehicles in Argentina	(90)	(83)	(173)
Edegel	414,064	(276,242)	137,822
Investment Vehicles in Peru	(5)	(358)	(364)
Emgesa	994,700	(482,103)	512,597
Consolidation Foreign Subsidiaries Adjustments	(1,681)	1,681	-
Endesa Chile and Chilean subsidiaries	2,675,523	(1,662,920)	1,012,603
Total Consolidation	4,773,201	(3,027,437)	1,745,764

Consolidation adjustments of foreign subsidiaries correspond to consolidation adjustments between foreign and Chilean companies. Generation business in Chile includes Endesa Chile, Pangue, Pehuenche, San Isidro, Celta, Endesa Eco, 50% of GasAtacama, 50% of Transquillota and 51% of HidroAysén.

PRESS RELEASE YE2010

Business Information of Chilean Operations

main operating figures in gwh

Table 16
2010 (GWh)	Endesa and Non-Registered Subsidiaries	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
Total generation	15,503.5	2,970.3	18,473.8	2,439.8	20,913.7
Hydro generation	9,654.8	2,970.3	12,625.1	-	12,625.1
Thermo generation	5,705.8	-	5,705.8	2,439.8	8,145.6
Wind generation	142.9	-	142.9	-	142.9
Purchases	6,908.8	9.6	888.6	455.3	1,343.8
Purchases to related companies	6,029.9	-	6,029.9	-	6,029.9
Purchases to other generators	92.0	9.6	101.6	-	101.6
Purchases at spot	786.9	-	786.9	455.3	1,242.2
Transmission losses, pump and other consumption	362.5	11.0	373.5	35.9	409.4
Total electricity sales	22,049.9	2,968.9	18,988.0	2,859.2	21,847.1
Sales at regulated prices	13,094.3	-	13,094.3	745.7	13,840.0
Sales at unregulated prices	4,215.1	254.6	4,469.8	1,986.1	6,455.9
Sales at spot marginal cost	590.5	833.4	1,423.9	127.3	1,551.2
Sales to related companies generators	4,149.9	1,880.9	6,030.8	-	6,030.8
TOTAL SALES OF THE SYSTEM	41,142.8	41,142.8	41,142.8	13,792.4	54,935.3
Market Share on total sales (%)	43.5%	2.6%	46.2%	20.7%	39.8%

Table 16.1
2009 (GWh)	Endesa and Non-Registered Subsidiaries	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
Total generation	16,088.0	3,613.0	19,701.0	2,538.3	22,239.4
Hydro generation	11,250.7	3,613.0	14,863.8	-	14,863.8
Thermo generation	4,781.0	-	4,781.0	2,538.3	7,319.3
Wind generation	56.3	-	56.3	-	56.3
Purchases	5,625.8	-	156.2	376.3	532.5
Purchases to related companies	5,469.7	-	5,469.7	-	5,469.7
Purchases to other generators	156.2	-	156.2	-	156.2
Purchases at spot	-	-	-	376.3	376.3
Transmission losses, pump and other consumption	398.8	16.6	415.4	29.3	444.7
Total electricity sales	21,315.0	3,596.4	19,441.3	2,885.4	22,326.6
Sales at regulated prices	10,929.7	331.4	11,261.1	705.3	11,966.5
Sales at unregulated prices	3,968.3	190.4	4,158.7	2,018.7	6,177.4
Sales at spot marginal cost	2,446.9	1,574.5	4,021.4	161.4	4,182.8
Sales to related companies generators	3,970.1	1,500.1	5,470.2	-	5,470.2
TOTAL SALES OF THE SYSTEM	39,400.8	39,400.8	39,400.8	13,656.5	53,057.3
Market Share on total sales (%)	44.0%	5.3%	49.3%	21.1%	42.1%

PRESS RELEASE YE2010

Business Information of Foreign Operations

main operating figures in gwh

Table 17
2010 (GWh)	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
Total generation	7,964.9	2,975.4	10,940.3	20,913.7	11,282.9	8,466.3	30,689.5	51,603.1
Hydro generation	-	2,975.4	2,975.4	12,625.1	10,252.7	4,405.1	17,633.2	30,258.3
Thermo generation	7,964.9	-	7,964.9	8,145.6	1,030.2	4,061.2	13,056.2	21,201.8
Wind generation	-	-	-	142.9	-	-	-	142.9
Purchases	131.3	385.2	516.5	1,343.8	3,678.2	305.2	4,499.8	5,843.7
Purchases to related companies	-	-	-	6,029.9	-	-	-	6,029.9
Purchases to other generators	-	-	-	101.6	379.4	-	379.4	481.0
Purchases at spot	131.3	385.2	516.5	1,242.2	3,298.8	305.2	4,120.4	5,362.6
Transmission losses, pump and other consumption	78.5	-	78.5	409.4	143.7	173.3	395.6	805.0
Total electricity sales	8,017.7	3,360.6	11,378.3	21,847.1	14,817.3	8,598.2	34,793.8	56,640.9
Sales at regulated prices	-	-	-	13,840.0	8,335.0	5,494.8	13,829.8	27,669.9
Sales at unregulated prices	731.3	1,411.1	2,142.4	6,455.9	2,611.3	2,054.8	6,808.5	13,264.4
Sales at spot marginal cost	7,286.4	1,949.5	9,235.8	1,551.2	3,871.0	1,048.6	14,155.4	15,706.6
Sales to related companies generators	-	-	-	6,030.8	-	-	-	6,030.8
TOTAL SALES OF THE SYSTEM	110,767.2	110,767.2	110,767.2	54,935.3	82,563.4	29,553.3
Market Share on total sales (%)	7.2%	3.0%	10.3%	39.8%	17.9%	29.1%

Table 17.1
2009 (GWh)	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
Total generation	8,172.0	3,782.6	11,954.6	22,239.4	12,673.6	8,162.8	32,791.0	55,030.4
Hydro generation	-	3,782.6	3,782.6	14,863.8	11,700.1	4,564.3	20,046.9	34,910.7
Thermo generation	8,172.0	-	8,172.0	7,319.3	973.6	3,598.5	12,744.1	20,063.4
Wind generation	-	-	-	56.3	-	-	-	56.3
Purchases	189.3	339.1	528.4	532.5	4,284.3	336.6	5,149.3	5,681.8
Purchases to related companies	-	-	-	5,469.7	-	-	-	5,469.7
Purchases to other generators	-	-	-	156.2	1,233.3	-	1,233.3	1,389.5
Purchases at spot	189.3	339.1	528.4	376.3	3,051.0	336.6	3,916.0	4,292.3
Transmission losses, pump and other consumption	77.6	-	77.6	444.7	151.7	178.7	407.9	852.7
Total electricity sales	8,283.7	4,121.6	12,405.3	22,326.6	16,806.2	8,320.8	37,532.4	59,859.0
Sales at regulated prices	-	-	-	11,966.5	9,485.1	4,065.1	13,550.2	25,516.6
Sales at unregulated prices	772.0	1,355.7	2,127.7	6,177.4	2,474.6	3,500.2	8,102.6	14,279.9
Sales at spot marginal cost	7,511.7	2,765.9	10,277.6	4,182.8	4,846.5	755.5	15,879.6	20,062.4
Sales to related companies generators	-	-	-	5,470.2	-	-	-	5,470.2
TOTAL SALES OF THE SYSTEM	104,592.0	104,592.0	104,592.0	53,057.3	81,921.0	27,082.3
Market Share on total sales (%)	7.9%	3.9%	11.9%	42.1%	20.5%	30.7%

PRESS RELEASE YE2010

Brazil

We disclose the operating results of Endesa Brasil and its subsidiaries for information purposes only. Endesa Chile does not consolidate these companies’ results; their equity contribution is reflected in Net Income From Related Companies account in the Consolidated Income Statement.

Endesa Brasil

The operating income in Brazil amounted to Ch$ 457,893 million, 10.8% lower than the Ch$ 513,592 million reported as of December 31, 2009.

Table 18
Endesa Brasil	(Million Ch$)				(Thousand US$)
	2009	2010	Var 2009-2010	Chg %	2010
Total Revenues	1,971,196	2,225,849	254,653	12.9%	4,362,528
Procurements and Services	(1,057,983)	(1,292,520)	(234,537)	(22.2%)	(2,533,261)
Contribution Margin	913,213	933,328	20,116	2.2%	1,829,267
Other Costs	(255,151)	(247,941)	7,209	2.8%	(485,950)
Gross Operating Income (EBITDA)	658,062	685,387	27,325	4.2%	1,343,317
Depreciation and Amortization	(144,470)	(227,494)	(83,024)	(57.5%)	(445,874)
Operating Income	513,592	457,893	(55,699)	(10.8%)	897,442
Net Financial Income	(59,969)	(63,226)	(3,257)	(5.4%)	(123,919)
Financial income	100,509	130,699	30,190	30.0%	256,162
Financial expenses	(185,208)	(191,832)	(6,624)	(3.6%)	(375,979)
Income (Loss) for indexed assets and liabilities	-	-	-		-
Foreign currency exchange differences, net	24,730	(2,093)	(26,823)	(108.5%)	(4,102)
Gains	46,431	30,287	(16,144)	(34.8%)	59,360
Losses	(21,700)	(32,380)	(10,679)	(49.2%)	(63,462)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	-	-	-		-
Net Income from Other Investments	-	-	-		-
Net Income from Sales of Assets	276	23	(253)	(91.6%)	45
Net Income before Taxes	453,899	394,690	(59,209)	(13.0%)	773,569
Income Tax	(106,585)	(67,395)	39,189	36.8%	(132,091)
NET INCOME	347,314	327,295	(20,019)	(5.8%)	641,478
Net Income Attributable to Owners of the Company	237,684	224,155	(13,529)	(5.7%)	439,330
Net Income Attributable to Minority Interest	109,631	103,140	(6,491)	(5.9%)	202,148

Generation

Cachoeira

The operating income of our subsidiary Cachoeira Dourada rose by Ch$ 25,233 million, from Ch$50,629 million to December 31, 2009 to Ch$ 75,863 million in the current year. The increase is mainly the result of an 18% increase on average prices, measured in local currency, fully offsetting a 0.8% decrease in physical sales.

The effect of converting the financial statements from the Brazilian Real to the Chilean peso in both periods produces an increase in Chilean pesos of 7.5% in December 2010 with respect to December 2009.

Table 19
Cachoeira	Million Ch$				Thousand US$
	2009	2010	Var 2009-2010	Chg%	2010
Operating Revenues	88,300	115,663	27,363	31.0%	226,692
Procurement and Services	(23,600)	(26,120)	(2,520)	(10.7%)	(51,194)
Contribution Margin	64,700	89,542	24,842	38.4%	175,498
Other Costs	(6,820)	(6,270)	550	8.1%	(12,289)
Gross Operating Income (EBITDA)	57,880	83,272	25,393	43.9%	163,209
Depreciation and Amortization	(7,250)	(7,410)	(159)	(2.2%)	(14,522)
Operating Income	50,629	75,863	25,233	49.8%	148,686
Figures may differ from those accounted under Brazilian GAAP.

PRESS RELEASE YE2010

Table 19.1
Cachoeira	2009	2010	Var 2009-2010	Chg%
GWh Produced	2.820	3.430	611	21,7%
GWh Sold	3.862	3.833	(29)	(0,8%)
Market Share	1,0%	1,0%	(0,1) pp.

Fortaleza (cgtf)

The operating income of Endesa Fortaleza (CGTF), as of December 31, 2010, decreased by Ch$ 24,811 million, amounting to Ch$ 59,114 million, when compared to the same period of 2009. This increase is mainly due to higher energy purchases of Ch$ 44,106 million related to increase in generation during the period.

The effect of converting the financial statements from the Brazilian Real to the Chilean peso in both periods produces an increase in Chilean pesos of 7.5% in December 2010 with respect to December 2009.

Table 20
Fortaleza	Million Ch$				Thousand US$
	2009	2010	Var 2009-2010	Chg%	2010
Operating Revenues	138,595	150,371	11,776	8.5%	294,718
Procurement and Services	(38,643)	(76,164)	(37,520)	(97.1%)	(149,276)
Contribution Margin	99,952	74,208	(25,744)	(25.8%)	145,442
Other Costs	(8,351)	(7,060)	1,291	15.5%	(13,837)
Gross Operating Income (EBITDA)	91,601	67,148	(24,453)	(26.7%)	131,606
Depreciation and Amortization	(7,675)	(8,033)	(358)	(4.7%)	(15,745)
Operating Income	83,926	59,114	(24,811)	(29.6%)	115,861
Figures may differ from those accounted under Brazilian GAAP.

Table 20.1
Fortaleza	2009	2010	Var 2009-2010	Chg%
GWh Produced	499	1,665	1,166	233.4%
GWh Sold	3,007	2,957	(50)	(1.7%)
Market Share	0.8%	0.7%	(0.1) pp,

Market risk analysis

•         Hydrological risk: Water flows by region for the year 2010, compared to the historic average, were: south-east 104% (normal year); the north sub-system 86% (dry year); the south region 145% (wet years) and the north-east system 62% (dry year). Flows were within a normal range for the Cachoeira Dourada plant in the south-east. Reservoir levels as of December 31, 2010 were 44.7% of the maximum level in the south-east region (28% below the level at the same date of the year before); 72.2% in the south region (25% below the level of 2009); 45.2% in the north-east region (20% below the year before) and 40.5% of maximum capacity in the north region (14% down on the year before).

•         The total own load of the SIN for the year 2010 was 475,089 GWh, equivalent to a 7.1% increase over the previous year (443,584 GWh). The NE system showed the greatest accumulated variation with an increase of 8.4% and the south system the lowest accumulated variation, with an increase of 4.7%.

PRESS RELEASE YE2010

Transmission

CIEN

CIEN recorded an Operating Income as of December 31th, 2010 of Ch$ 28,055 million, which represents a decrease of Ch$ 19,938 million compared to December 31, 2009. In 2009, the company exported energy to Uruguay and Argentina since February that year, while in 2010 exportation started later.

The effect of converting the financial statements from the Brazilian Real to the Chilean peso in both periods produces an increase in Chilean pesos of 7.5% in December 2010 with respect to December 2009.

Table 21
Cien	Million Ch$				Thousand US$
	2009	2010	Var 2009-2010	Chg%	2010
Operating Revenues	97,961	98,909	947	1.0%	193,855
Procurement and Services	(20,025)	(7,277)	12,748	63.7%	(14,262)
Contribution Margin	77,936	91,632	13,696	17.6%	179,593
Other Costs	(11,842)	(10,791)	1,051	8.9%	(21,150)
Gross Operating Income (EBITDA)	66,095	80,841	14,746	22.3%	158,443
Depreciation and Amortization	(18,102)	(52,786)	(34,684)	(191.6%)	(103,457)
Operating Income	47,993	28,055	(19,938)	(41.5%)	54,986
Figures may differ from those accounted under Brazilian GAAP.

Distribution

Ampla

Operating Income amounted Ch$ 120,688 million, a Ch$ 66,438 million decrease when compared to December 2009. The decrease is principally explained by an increase in Operating Costs, which in turn is mainly the result of an increase in energy purchases and also due to an increase in the procurement provision of collectibles accounts. The above mentioned is partially offset by a 5.7% increase in sales volume. It is worth mentioning also the 0.7p.p. decrease in energy loses during the period, which is the result of the application in full force of technical measures for controlling energy theft.

The effect of converting the financial statements from the Brazilian Real to the Chilean peso in both periods produces an increase in Chilean pesos of 7.5% in December 2010 with respect to December 2009.

Table 22
Ampla	Million Ch$				Thousand US$
	2009	2010	Var 2009-2010	Chg%	2010
Operating Revenues	1,012,342	1,046,387	34,044	3.4%	2,050,854
Procurement and Services	(619,675)	(695,862)	(76,187)	(12.3%)	(1,363,847)
Contribution Margin	392,667	350,525	(42,143)	(10.7%)	687,007
Other Costs	(137,663)	(122,226)	15,437	11.2%	(239,555)
Gross Operating Income (EBITDA)	255,004	228,299	(26,706)	(10.5%)	447,452
Depreciation and Amortization	(67,878)	(107,610)	(39,733)	(58.5%)	(210,910)
Operating Income	187,127	120,688	(66,438)	(35.5%)	236,542
Figures may differ from those accounted under Brazilian GAAP.

Table 22.1
Ampla	2009	2010	Var 2009-2010	Chg%
Customers (Th)	2,522	2,571	49	1.9%
GWh Sold	9,394	9,927	534	5.7%
Clients/Employee	2,042	2,186	144	7.1%
Energy Losses (%)	21.2%	20.5%	(0.7) pp,

PRESS RELEASE YE2010

Coelce

Operating Income rose by 19.9% to Ch$ 181,284 million, mainly due to a 12.6% increase in energy demand explained by a better economic scenario which boosted energy consumption in all segments. Additionally, Coelce registered higher average sales prices due to better sales mix in residential, commercial, industrials and other rural customers and tolls. The latter was partially offset by higher energy losses and an increase in the cost of energy purchases due to the higher demand.

The effect of converting the financial statements from the Brazilian Real to the Chilean peso in both periods produces an increase in Chilean pesos of 7.5% in December 2010 with respect to December 2009.

Table 23
Coelce	Million Ch$				Thousand US$
	2009	2010	Var 2009-2010	Chg%	2010
Operating Revenues	767,993	940,655	172,661	22.5%	1,843,626
Procurement and Services	(490,036)	(615,112)	(125,076)	(25.5%)	(1,205,583)
Contribution Margin	277,957	325,543	47,585	17.1%	638,043
Other Costs	(83,481)	(92,914)	(9,433)	(11.3%)	(182,106)
Gross Operating Income (EBITDA)	194,476	232,629	38,153	19.6%	455,938
Depreciation and Amortization	(43,202)	(51,345)	(8,142)	(18.8%)	(100,633)
Operating Income	151,273	181,284	30,010	19.8%	355,305
Figures may differ from those accounted under Brazilian GAAP.

Table 23.1
Coelce	2009	2010	Var 2009-2010	Chg%
Customers (Th)	2,965	3,095	129	4,4%
GWh Sold	7,860	8,850	990	12.6%
Clients/Employee	2,285	2,366	81	3.6%
Energy Losses %	11.6%	12.1%	0.6 pp,

PRESS RELEASE YE2010

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended December 31th, 2010, on Thursday, January 27th, 2010, at 8:30 am (Eastern Time) and 10:30 am Chilean time.

To participate, please dial: 1 (617) 213 48 54, international or 1 (888) 680 08 69 (toll free USA).

 Passcode I.D.: 35738266, approximately 10 minutes prior to the scheduled starting time.

To access the phone replay, please dial 1 (617) 801 68 88 or 1 (888) 286 80 10 (toll free USA).

 Passcode I.D.: 56188672.

In order for you to have an easier access to our conference call, we suggest to pre-register your attendance and obtain your PIN code at the following link: https://www.theconferencingservice.com/prereg/key.process?key=PHGU7QLCY

If you would like to take part in the Conference Call via Internet and watch an online presentation, or listen to a webcast replay of the call, you may access www.endesachile.cl (please note that this is a listen only mode).

PRESS RELEASE YE2010

Contact Information

For further information, please contact us:

Susana Rey

Investor Relations Director

susana.rey@endesa.cl

(56-2) 630 96 06

Denisse Labarca Head of Investor Relations denisse.labarca@endesa.cl (56-2) 630 96 03	Irene Aguiló Investor Relations Representative iaguilo@endesa.cl (56-2) 630 96 04	María Teresa Fuentealba Investor Relations Representative mtfd@endesa.cl (56-2) 630 9506

Gloria Mora

Investor Relations

Assistant

gaml@endesa.cl

(56-2) 630 95 87

Disclaimer

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: January 27, 2011